06003740

AB 3/9/06

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SE[illegible] [illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFA Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26637 W. Agoura Road
(No. and Street)

Calabasas, (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morrie W. Reiff 818-708-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) (City) **Los Angeles, CA** (State) **90064** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morrie W. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFA Financial Group, LLC, as of **December 31,** 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

CYNTHIA A. SCHWARTZ
Commission # 1365368
Notary Public - California
Los Angeles County
My Comm. Expires Jul 19, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of **Cash Flows.**
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

AFA FINANCIAL GROUP, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2005

26637 W. Agoura Road
Calabasas, CA 91302

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Members
AFA Financial Group, LLC
Calabasas, CA

I have audited the accompanying statement of financial condition of AFA Financial Group, LLC as of December 31, 2005 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of AFA Financial Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of AFA Financial Group, LLC as of December 31, 2005 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 8, 2006

AFA FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$589,427
Clearing deposit	100,000
Commissions receivable	63,420
CRD deposit	2,147
Prepaid insurance	20,291
Furniture & equipment less accumulated depreciation - $4,979	24,273
TOTAL ASSETS	$799,558

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 29,787
Commissions payable	157,938
Accrued payroll taxes	9,910
California LLC license fee	11,790
TOTAL LIABILITIES	209,425
MEMBERS' EQUITY	
Capital contributed	113,000
Accumulated retained earnings	477,133
TOTAL MEMBERS' EQUITY	590,133
TOTAL LIABILITIES AND MEMBERS' EQUITY	$799,558

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE SCHEDULE – Page 11	$7,450,181
OPERATING EXPENSES SCHEDULE – Page 11	6,880,396
INCOME BEFORE INCOME TAXES	569,785
FRANCHISE TAX PROVISION	13,390
NET INCOME	$ 556,395

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital	(Deficit) Retained Earnings	Total
Balance, December 31, 2004	$ 113,000	$(79,262)	$ 33,738
Capital Contributed			
Net Income		556,395	556,395
Balance, December 31, 2005	$ 113,000	$ 477,133	$ 590,133

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net income	$ 556,395
Depreciation	4,233
Changes in operating assets and liabilities:	
Commissions receivable	(27,789)
Clearing deposit	(75,000)
CRD deposit	(964)
Prepaid insurance	(20,291)
Accounts payable	20,542
Commission payable	127,494
Accrued payroll taxes	3,417
CA LLC license fee	5,790
Accrued payroll	(11,572)
Net cash used in operating activities	582,255
Cash Flows for Investing Activities:	
Furniture & equipment	(20,312)
Cash Flows from Financing Activities	
Capital contributed	--
Net increase in cash	561,943
Cash at December 31, 2004	27,484
Cash at December 31, 2005	$ 589,427
Supplemental Cash Flow Information:	
Interest paid	$ 2,601
Cash paid for income taxes	$ 1,600

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION

AFA Financial Group, LLC. ("AFA" or the "Company") is a California Limited Liability Company as of April 14, 2003 and approved by the NASD on August 29, 2003 to operate as a General Securities Broker Dealer. AFA's unique model caters to the needs of Certified Public Accountants that are registered representatives of AFA doing general securities business with their clients. AFA does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a wholly-owned subsidiary of its parent company also an LLC along with two other LLC subsidiaries. One provides advisory service as a Registered Investor Advisor; the other sells insurance products.

Commission Revenue and Expense
Commission revenue and expense are recorded concurrently. Commission revenue is cut-off a few days before the end of the month. A receivable is created for checks received the following month applicable to the previous month. Commissions payable are recorded at month's end as a percentage of the commission receivable.

Advisor Fees and Insurance Commissions
Per written agreements the Company records as income the advisor fees and insurance commissions generated by its related entities, and pays all the expenses of these related entities.

Furniture and Equipment and Depreciation
Furniture and Equipment are depreciated over five years by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2005, the net capital was $506,750, which exceeded the required minimum capital by $492,781. The percentage of aggregate indebtedness to net capital ratio is 41%.

NOTE 4 - PROVISION FOR INCOME TAXES

The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to the individual members. There is a minimum state income tax of $800 plus a license fee based on gross revenue.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

As described in Note 2, "Advisor Fees and Insurance Commissions", the Company receives the income of its affiliates and pays their expenses.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2005 and through the date of this report.

The Company leases space for which the parent company is liable.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

AFA Financial Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; AFA Financial Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

AFA FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$590,133
Non allowable assets - Page 9	83,383
NET CAPITAL	$506,750
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness	$ 13,969
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 13,969
EXCESS CAPITAL (DEFICIENCY)	$492,781
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$485,807
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$209,425
Percentage of aggregate indebtedness to net capital	41%

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

NON-ALLOWABLE ASSETS

Furniture & Equipment, net	$24,273
CRD Deposit	2,147
Prepaid Insurance	20,291
Commission Receivable	36,672
	$83,383

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Members
AFA Financial Group, LLC
Calabasas, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 8, 2006

AFA FINANCIAL GROUP, LLC
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commissions	$6,721,225
Commission advisor fees	458,139
Commission insurance	91,580
Due diligence fees	179,007
Interest income	230
	$7,450,181
OPERATING EXPENSES	
Accounting and legal	$ 34,449
Advertising and promotion	2,210
Auto expense	2,124
Back office professing	2,936
Business gifts	1,034
Computer expenses	30,579
Depreciation	4,233
Donation	200
Dues and Subscriptions	10,405
Employee welfare	2,909
Equipment rental	63,175
Insurance	49,612
Interest	2,601
Licenses	2,538
Meetings	9,152
Medical	829
Office expense	99,701
Office supplies	13,304
Parking	481
Postage and delivery	12,178
Professional fees	165,449
Commission – reps	5,653,900
Registration fees	16,115
Rent	164,580
Security	249
Seminars	7,062
Software maintenance	7,651
Taxes – payroll	41,356
Telephone	10,180
Travel and entertainment	11,933
Wages and salaries	453,667
Miscellaneous	3,604
	$6,880,396

See Accompanying Notes to Financial Statements

PART II

AFA FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
AFA Financial Group, LLC
Calabasas, California

In planning and performing my audit of the financial statements of AFA Financial Group, LLC (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 8, 2006